Exhibit 99.5

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant"). We hereby further consent to the inclusion in the Annual Report of the Registrant's Annual Information Form dated March 12, 2007 for the year ended December 31, 2006 which document makes reference to our firm and our report entitled "Appraisal Report as of December 31, 2006 on Certain Properties Owned by Enerplus Resources (USA) Corporation" dated February 1, 2007, evaluating the Registrant's oil, natural gas and natural gas liquids interests effective December 31, 2006.

Calgary, Alberta, Canada March 12, 2007	DEGOLYER AND MACNAUGHTON
/s/ Paul J. Szatkowski
Paul J. Szatkowski, P.E. Senior Vice President